SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THERAVANCE BIOPHARMA, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

ORDINARY SHARES, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)
G8807B106
(CUSIP Number of Class of Securities)
Brett Grimaud
General Counsel
c/o Theravance Biopharma US, Inc.
901 Gateway Boulevard
South San Francisco, California 94080
(650) 808-6000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Jeffrey R. Vetter
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
550 Allerton St.
Redwood City, California 94063
(650) 321-2400
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
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If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”), and relates to the offer by the Company to purchase up to $95 million of its ordinary shares, par value $0.00001 per share (the “Shares”) for cash at a purchase price not greater than $10.50 nor less than $9.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The Company’s obligation to accept for payment, and to pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction or waiver of all the conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1 through 13, except those items to which information is specifically provided herein. The Offer to Purchase and the Letter of Transmittal are respectively filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto.
Item 1.   Summary Term Sheet.
The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information
(a)   Name and Address.   The issuer of the securities subject to the Offer is Theravance Biopharma, Inc., a Cayman Islands exempted company, with its principal executive offices located at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; telephone number (650) 808-6000.
(b)   Securities.   The subject class of securities is the Company’s Shares. As of September 27, 2022, 67,365,912 Shares were outstanding.
(c)   Trading Market and Price.   The Shares of the company trades on the Nasdaq Global Market under the symbol “TBPH”. The information set forth in the Offer to Purchase in the section entitled “Price Range of the Shares; Dividends” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person
(a)   Name and Address.   This is an issuer tender offer made by the filing person and subject company, Theravance Biopharma, Inc., a Cayman Islands exempted company, with its address at c/o Theravance Biopharma US, Inc., 901 Gateway Boulevard, South San Francisco, California 94080; telephone number (650) 808-6000.
The following table sets forth the names of each of the executive officers, directors and controlling persons of the Company. The business address and telephone number of each person set forth below is c/o Theravance Biopharma US, Inc., 901 Gateway Boulevard, South San Francisco, California 94080; telephone number (650) 808-6000.

Name	Position
Rick E Winningham	Chief Executive Officer and Chairman of the Board
Rhonda F. Farnum	Chief Business Officer and Senior Vice President, Commercial & Medical Affairs
Richard A. Graham	Senior Vice President, Research and Development
Andrew A. Hindman	Senior Vice President and Chief Financial Officer
Laurie Smaldone Alsup	Director
Eran Broshy	Director
Burton G. Malkiel	Director
Dean J. Mitchell	Director
Donal O’Connor	Director
Deepika R. Pakianathan	Director
William D. Young	Director
Item 4.   Terms of the Transaction.
(a)   Material Terms.
(1)   Tender Offers.
(i)   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “The Offer — Number of Shares; Proration” is incorporated herein by reference.
(ii) – (iii)   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “The Offer — Introduction,” “The Offer — Number of Shares; Proration,” and “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.
(iv)   Not applicable.
(v)   The information set forth in the Offer to Purchase in the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.
(vi) – (vii)   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Shares” is incorporated herein by reference.
(viii)   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Procedures for Tendering and Withdrawing Shares — Withdrawal of Tenders; Absence of Appraisal Rights,” “Acceptance for Payment and Payment” and “Conditions to the Offer” is incorporated herein by reference.
(ix)   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “The Offer — Number of Shares; Proration” and “Acceptance for Payment and Payment” is incorporated herein by reference.
(x)   The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction; Certain Effects of the Offer” is incorporated herein by reference.
(xi)   Not applicable.
(xii)   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(2)   Mergers or Similar Transactions.
(i) – (vii)   Not applicable.

(b)   Purchases.   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a)   Agreements Involving the Subject Company’s Securities.   The Company issued convertible notes convertible into Shares pursuant to the Indenture, dated as of November 2, 2016 (the “Base Indenture”), by and among the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of November 2, 2016, by and among the Company and the Trustee (the “Supplemental Indenture”). The Indenture and the Supplemental Indenture are respectively filed as Exhibit (d)(1) and Exhibit (d)(2) and are each incorporated herein by reference. Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, N.A., as Trustee.
Concurrent with the offering of the Convertible Notes, the Company entered into an underwriting agreement (the “2016 Equity Underwriting Agreement”) with Leerink Partners LLC and Evercore Group L.L.C., as representatives of the underwriters named therein (the “2016 Equity Underwriters”), in connection with the offer and sale by the Company of 3,850,000 Shares, at a price to the public of $26.00 per share. The Company also granted to the Equity Underwriters a 30-day option to purchase up to 577,500 additional Shares. On November 2, 2016, the Company issued 3,850,000 of Shares pursuant to the 2016 Underwriting Agreement, and on November 14, 2016, the Company issued an additional 577,500 shares pursuant to the exercise in full by the 2016 Equity Underwriters of their option to purchase additional shares pursuant to the 2016 Equity Underwriting Agreement. The 2016 Equity Underwriting Agreement is filed as Exhibit (d)(3) and is incorporated herein by reference.
On December 3, 2019, the Company entered into the Sales Agreement, dated as of December 3, 2019 (the “Sales Agreement”) with Cowen and Company, LLC under which the Company may issue and sell from time to time up to $150.0 million of Shares through Cowen and Company, LLC as the Company’s sales agent. The Sales Agreement is filed as Exhibit (d)(3) and is incorporated herein by reference.
On February 11, 2020, the Company entered into an underwriting agreement (the “2020 Equity Underwriting Agreement”) with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and Cowen and Company, LLC, as representatives of the several underwriters set forth therein (collectively, the “2020 Underwriters”), relating to an underwritten public offering of 5,500,000 Shares at an offering price to the public of $27.00 per share. Under the terms of the 2020 Underwriting Agreement, Theravance Biopharma granted the 2020 Underwriters a 30-day option to purchase up to an additional 825,000 Shares on the same terms and conditions. On February 14, 2020, the Company issued 5,500,000 shares pursuant to the 2020 Underwriting Agreement. The 2020 Underwriting Agreement is filed as Exhibit (d)(4) and is incorporated herein by reference.
On June 22, 2020, GSK Finance (No.3) plc (the “GSK Finance”) completed its offering of $280,336,000 of its exchangeable senior notes due 2023 (the “Notes”), which are exchangeable into Shares of the Company. The notes are guaranteed by GlaxoSmithKline plc (“GSK”) under the indenture and will be exchangeable at the option of noteholders on any business day on or after September 1, 2020. Upon exchange of the notes, GSK Finance expects to deliver Shares of the Company but may at its option under certain circumstances, deliver cash or a combination of Shares and cash. The Company will not receive any of the proceeds from the sale of the Notes or any financial benefit from the exchange of the Shares. At the closing of this offering, the Company entered into a registration rights agreement, dated as of June 22, 2020 (the “Registration Rights Agreement”), with GSK Finance and GSK, covering resales of the Shares received by noteholders upon exchange of their Notes. Pursuant to the Registration Rights Agreement, the Company agreed to (1) file a shelf registration statement with the SEC covering resales of the Shares received by noteholders upon exchange of the Notes and (2) use all reasonable efforts to cause the shelf registration statement to become effective under the Securities Act on or prior to September 1, 2020; and use its reasonable efforts to keep the shelf registration statement effective after its effective date until the earlier of: (i) the sale under the shelf registration statement or Rule 144 under the Securities Act of all of the Shares delivered upon exchange of the Notes; (ii) the date on which all of the Shares remaining to be sold under the shelf registration statement (in the reasonable opinions of counsel to GSK and the GSK Finance) may be immediately resold to the public under Rule 144 under the Securities Act or any successor provision; or (iii) six months from June 22, 2023. The

Company will have the right to suspend use of the shelf registration statement during specified periods of time under certain circumstances. The Registration Rights Agreement is filed as Exhibit (d)(5) and is incorporated by reference herein.
On June 24, 2021, the Company entered into an underwriting agreement (the “2021 Underwriting Agreement”) with SVB Leerink LLC, Evercore Group L.L.C. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters set forth therein (collectively, the “2021 Underwriters”), relating to an underwritten public offering (the “Offering”) of 6,700,000 Shares at an offering price to the public of $15.00 per share. Under the terms of the 2021 Underwriting Agreement, Theravance Biopharma granted the Underwriters a 30-day option to purchase up to an additional 1,005,000 Shares on the same terms and conditions. On June 29, 2021, the Company issued 6,700,000 shares pursuant to the 2021 Underwriting Agreement. The 2021 Underwriting Agreement is filed as Exhibit (d)(6) and is incorporated herein by reference.
On July 26, 2022, the Company commenced a tender offer (the “Notes Tender Offer”) to purchase for cash any and all of the outstanding 3.25% Convertible Senior Notes due 2023 of the Company (the “Convertible Notes”) in an amount equal to $1,000 per $1,000 principal amount of Convertible Notes. $230,000,000 in aggregate principal amount of the Convertible Notes, representing 100% of the outstanding Convertible Notes, were validly tendered and not validly withdrawn pursuant to the Offer. The Company settled the Notes Tender Offer on August 25, 2022 and paid to the Holders aggregate consideration of approximately $232.4 million, including accrued interest. The Notes Tender Offer to Purchase is filed as Exhibit (d)(7) and is incorporated herein by reference.
On September 16, 2022, the Company entered into a share repurchase agreement (the “Share Repurchase Agreement”) to purchase 9,644,807 ordinary shares, par value $0.00001 per share, of the Company from GSK Finance (No.3) plc (“GSK Finance”) (the “Repurchase Transaction”), representing all of the ordinary shares of the Company owned by GSK Finance or its affiliates. The purchase price under the Share Repurchase Agreement was $9.75 per share, resulting in a total consideration of $94,036,868.25. Pursuant to the terms of the Share Repurchase Agreement, the Repurchase Transaction closed on September 20, 2022. The Share Repurchase Agreement is filed as Exhibit (d)(8) and is incorporated herein by reference.
The Company also maintains the 2013 Equity Incentive Plan, including agreements thereunder, and the 2013 Employee Share Purchase Plan. The 2013 Equity Incentive Plan, including forms of agreements thereunder, and the 2013 Employee Share Purchase Plan are included as exhibits to this Schedule TO. For a description of the material terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on February 28, 2022, and Exhibit (d)(9) and Exhibit (d)(10).
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes.   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “The Offer — Purpose of the Transaction; Certain Effects of the Offer” is incorporated herein by reference.
(b)   Use of Securities Acquired.   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” “The Offer — Purpose of the Transaction; Certain Effects of the Offer” is incorporated herein by reference.
(c)   Plans.   The information set forth in the Offer to Purchase including in “Summary Term Sheet” and “The Offer — Purpose of the Transaction; Certain Effects of the Offer” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Source of Funds.   The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.
(b)   Conditions.   Not applicable.

(c)   Borrowed Funds.   Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a)   Securities Ownership.   The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
(b)   Securities Transactions.   The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Solicitations or Recommendations.   The information set forth in the Offer to Purchase in the sections entitled “Dealer Manager, Information Agent and Depositary” and “Solicitation and Expenses” is incorporated herein by reference. None of the Company, its management or board of directors (or committee thereof), the Dealer Manager, the Information Agent or the Depositary is making any recommendation as to whether shareholders should tender such Shares in the Offer.
Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)   Agreements, Regulatory Requirements and Legal Proceedings.
(1)   The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
(2)   The Company is required to comply with federal and state securities laws and tender offer rules.
(3)   Not applicable.
(4)   Not applicable.
(5)   None.
(b)   Other Material Information. None.
Item 12.   Exhibit Index.
(a)(1)(i)	Offer to Purchase dated September 28, 2022.
(a)(1)(ii)	Letter of Transmittal dated September 28, 2022.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Summary Advertisement as published on September 28, 2022.
(a)(5)(i)	Press Release dated September 19, 2022 (filed as Exhibit 99.1 to the Company’s Schedule TO-C, filed on September 19, 2022 and incorporated by reference).
(a)(5)(ii)	Press Release dated September 28, 2022.

(b)	None.
(d)(1)	Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.
(d)(2)	First Supplemental Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.
(d)(3)	Underwriting Agreement dated as of October 27, 2016, among Theravance Biopharma, Inc. and Leerink Partners LLC and Evercore Group L.L.C., as representatives of the several underwriters named therein (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference).
(d)(4)	Underwriting Agreement among Theravance Biopharma, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, as representatives of the several underwriters, dated February 11, 2020 (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on February 13, 2020 and incorporated by reference).
(d)(5)	Registration Rights Agreement among Theravance Biopharma, Inc., GSK Finance (No. 3) plc and GlaxoSmithKline plc dated June 22, 2020 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020 and incorporated by reference).
(d)(6)	Sales Agreement between Theravance Biopharma, Inc. and Cowen and Company, LLC dated December 3, 2019 (filed as Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed on December 3, 2019 and incorporated by reference).
(d)(7)	Offer to Purchase, dated July 26, 2022, (filed as Exhibit (a)(1)(i) to the Company’s Schedule TO on July 26, 2022 and incorporated by reference).
(d)(8)	Share Repurchase Agreement dated September 16, 2022, by and between Theravance Biopharma, Inc. and GSK Finance (No.3) plc.
(d)(9)	Theravance Biopharma, Inc. 2013 Equity Incentive Plan (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).
(d)(10)	Theravance Biopharma, Inc. 2013 Employee Share Purchase Plan, as amended (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).
(g)	None.
(h)	None.
(107)	Filing Fee Table.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 28, 2022
THERAVANCE BIOPHARMA, INC.
By:
/s/ Andrew ASA Hindman

Andrew ASA Hindman
CFO